Exhibit 99.2

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas (Argentina) Corp. (“Lithium Argentina,” the “Company,” or “LAAC”), formerly Lithium Americas Corp. (“Lithium Americas” or “LAC”), prepared as of November 6, 2023, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the nine months ended September 30, 2023 (“Q3 2023 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2022 (“2022 annual financial statements”). Refer to Notes 2 and 3 of the Q3 2023 financial statements and Note 2 and 3 of the 2022 annual financial statements for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are in Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section titled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements. Information contained on the Company’s website or in other documents referred to in this MD&A is not incorporated by reference herein and does not form part of this MD&A unless otherwise specifically stated.

On July 31, 2023, at the annual, general and special meeting of the Company, our shareholders approved the separation of the Company into Lithium Americas (Argentina) Corp. and a new Lithium Americas Corp. (“Lithium Americas (NewCo)”), pursuant to a statutory plan of arrangement (the “Separation”). The Separation was completed on October 3, 2023 pursuant to a final order dated August 4, 2023 from the Supreme Court of British Columbia approving the plan of arrangement. As a result of the transaction, the Company transferred its North American business, including, among other assets, its Thacker Pass Project (“Thacker Pass”) and $275.5 million of cash to Lithium Americas (NewCo), and the Company changed its name to Lithium Americas (Argentina) Corp. The Separation resulted in, among other things, the Company’s shareholders receiving one Lithium Argentina common share and one Lithium Americas (NewCo) common share for each common share of the Company previously held by such shareholder before the Separation.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAAC”.

OUR BUSINESS

Lithium Argentina is a Canadian-based resource company focused on the advancement of significant lithium projects. The Company strives to operate under high environmental, social, governance and safety standards to foster the sustainable advancement of projects that support the vital lithium supply chain and the global transition to cleaner energy. The Caucharí-Olaroz project (“Caucharí-Olaroz”) is located in Jujuy province in the northwestern region of Argentina. Caucharí-Olaroz is a significant lithium brine project, which has achieved first lithium and work continues toward reaching full production. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. The Company also has a pipeline of development and exploration stage projects, including the Pastos Grandes project (“Pastos Grandes”) and the Sal de la Puna project (“Sal de la Puna”), both of which are located in Salta Province in northwestern Argentina adjacent to Jujuy province where Caucharí-Olaroz is located. Pastos Grandes is a 100% owned development stage project held through the Company’s wholly-owned subsidiary Millennial Lithium Inc. (“Millennial”). Sal de la Puna is an exploration stage project in which the Company holds a 65% interest through the Company’s wholly-owned subsidiary Arena Minerals Inc. (“Arena Minerals”), acquired on April 20, 2023. The Company is advancing development plans for these assets, including evaluating opportunities to achieve synergies through joint development of the projects.

2

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina and the Netherlands through equity investees, Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”). The Company and Ganfeng collectively own 91.5% of Minera Exar (Caucharí-Olaroz) and 100% of Exar Capital (a Netherlands entity that provides funding to Minera Exar). For Pastos Grandes, the Company conducts operations through its wholly-owned subsidiaries, Millennial in Canada and Proyecto Pastos Grandes S.A. (“PPG”) in Argentina. Operations concerning Sal de la Puna are conducted by the Company through its recently acquired 65% ownership interests in Sal de la Puna Holdings Ltd. in Canada (with Ganfeng owning the remaining 35%), which owns Puna Argentina S.A.S. in Argentina which holds the project. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on the Company’s website at www.lithium-argentina.com and on SEDAR+ at www.sedarplus.ca.

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•
Caucharí-Olaroz Stage 1 ramp up to design capacity of 40,000 tonnes per annum (“tpa”) of battery-quality lithium carbonate is on track to be completed by mid-2024.
o
Production guidance reaffirmed at 5,000 tonnes of lithium carbonate in 2023.
•
First lithium carbonate was shipped from Argentina in early Q4 2023 with regular shipments ongoing.
o
During the ramp up, sales are based on market price for battery-quality lithium carbonate less a processing fee to remove the excess potassium chloride (“KCl”).
•
Completed the first train of the KCl plant with commissioning underway and second train expected to be completed during Q4 2023.
•
As of September 30, 2023, over 95% of the capital costs have been spent with Stage 1 construction substantially complete.
•
At current lithium carbonate prices and operating plans, the Company remains in a strong financial position and expects its remaining funding requirements for Caucharí-Olaroz to be less than $20 million, including working capital needs, during Stage 1 ramp up.

Pastos Grandes Basin

•
The Company continues integrating Pastos Grandes (100% interest) and Sal de la Puna (65% interest) which is expected to result in a larger scale and more optimized development plan.
o
The development plan for the Pastos Grandes Basin is expected to align with the ramp up of Caucharí-Olaroz Stage 1.

3

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Corporate

•
On October 3, 2023, the Company implemented by way of a plan of arrangement a reorganization resulting in the separation of its Argentine and North American business units and the creation of Lithium Argentina and Lithium Americas (NewCo).
o
Following this reorganization, Lithium Argentina had cash and cash equivalents of $147.4 million, with an additional $75 million in an available and undrawn credit facility.
•
In August, Lithium Argentina published its ESG-S report, themed “Accelerating Toward a New Era of Sustainable Value” which reflects the Company’s commitment to creating sustainable value by being a safe, environmentally responsible, and inclusive lithium company.

PROJECT PROGRESS IN Q3 2023

Caucharí-Olaroz, Jujuy Province, Argentina

Figure A: First shipment was exported from Argentina in early October.	Figure B: Completed the first train of the KCl plant with commissioning underway.

Health and Safety

The Total Recordable Injury Frequency rate for Caucharí-Olaroz as of September 30, 2023 was 1.33 per 200,000 hours worked (including contractors at site).

Construction Progress

Following the achievement of first lithium carbonate production in June 2023, Caucharí-Olaroz has been consistently producing lithium carbonate as commissioning and ramp-up continues. The project is on track to produce 5,000 tonnes of lithium carbonate this year. The first lithium shipment left Argentina in early October with regular shipments ongoing.

The first train of the KCl plant has been completed with commissioning underway and the second train is expected to be completed during Q4 2023. The KCl plant is designed to allow the project to achieve battery-grade specifications and increasing production levels to 40,000 tpa.

With the advancement of this work, we expect to reach design capacity of 40,000 tpa of battery grade lithium carbonate by mid-2024.

4

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Project Financing and Liquidity

As of September 30, 2023, over 95% of the capital costs have been spent with Stage 1 construction substantially complete.

The Company expects its remaining funding requirement to be less than $20 million to complete the Stage 1 ramp up.

Environmental and Social Responsibility

The joint venture company, Minera Exar (“Exar”) that operates Cauchari-Olaroz, uses renewable energy from YPF Luz's Zonda Solar Park. The signing of an agreement between both companies was announced for 36,000MWh/year in August 2023. The agreement will last for ten years and allows Minera Exar to avoid the equivalent of more than 10,500 tons of annual carbon dioxide emissions.

In August, a collaboration agreement was signed between the aboriginal community of Olaroz Chico and Exar for the construction of watering holes for animals, which will benefit 19 farmers that reside there. This necessary and fundamental water work for the community will help advance growth and development in the region, especially in the livestock industry.

Growth Opportunities

Caucharí-Olaroz Stage 2 development plan for an expansion targeting additional production capacity of at least 20,000 tpa continues to progress to align with ramp up of Stage 1.

Pastos Grandes (100% interest) and Sal de la Puna (65% interest) are lithium brine mineral projects located in the Salar de Pastos Grandes Basin in the Salta Province, Argentina. The Company is advancing development plans for both Pastos Grandes and Sal de la Puna including the evaluation of opportunities to achieve synergies through joint development of the projects which could result in a larger scale and more optimized development plan.

The Pastos Grandes team has established positive relationships with the local communities based on years of engagement. Continued dialogue and collaboration with neighboring communities is ongoing.

Technical Studies

A NI 43-101 feasibility study was completed (Worley 2019) for Pastos Grandes when it was owned by Millennial, for a 24,000 tpa battery-grade lithium carbonate production plant with a 40-year mine-life using conventional lithium processing technology. Following the Company’s acquisition of Pastos Grandes in January 2022, the Company retained Atacama Water, a hydrogeology consultancy specializing in brine, to prepare a technical report for Pastos Grandes with the objective of updating the mineral resource estimate for lithium contained in the brine in the Salar de Pastos Grandes Basin, based on the consolidation and integration of available information.

On June 26, 2023, the Company announced a NI 43-101 technical report for Pastos Grandes has been completed and filed on SEDAR+ in connection with a mineral resource update for the project. The Technical Report is titled “NI 43-101 Technical Report, Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina,” and was prepared by Frederik Reidel, CPG, who is a qualified person independent of the Company under NI 43-101, with an effective date of April 30, 2023.

5

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Corporate Development

Separation Process

On July 31, 2023, at the annual, general and special meeting of the Company, our shareholders approved the separation of the Company into Lithium Americas (Argentina) Corp. and a new Lithium Americas (NewCo). The Separation was completed on October 3, 2023 pursuant to a final order dated August 4, 2023 from the Supreme Court of British Columbia approving the plan of arrangement. As a result of the transaction, the Company transferred its North American business, including, among other assets, Thacker Pass and some cash to Lithium Americas (NewCo), and the Company changed its name to Lithium Americas (Argentina) Corp.

Pursuant to the plan of arrangement, the board of directors of the Company was reconstituted and is currently comprised of John Kanellitsas, George Ireland, Diego Lopez Casanello, Robert Doyle, Franco Mignacco and Calum Morrison. Officers of the Company now consists of John Kanellitsas, Executive Director, President and Interim CEO, Alex Shulga, Vice President and CFO, Ignacio Celorrio, Executive Vice President, Latin America, Mariano Chiappori, Vice President and Chief Operating Officer, Jose Aggio, Vice President and Chief Human Resources Officer, and Carlos Galli, Vice President, Growth and Innovation.

6

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

SELECTED FINANCIAL INFORMATION

Quarterly Information

Selected consolidated financial information is as follows:

(in US$ millions)	2023			2022				2021
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Total assets of continuing operations	1,063.4	1,501.9	1,328.4	1,016.5	1,023.9	1,043.5	1,136.2	817.3
Assets held for distribution	436.5	-	-	-	-	-	-	-
PP&E of continuing operations	8.0	90.9	35.6	9.0	8.8	9.2	8.7	4.4
Working capital of continuing operations	148.0	477.1	547.5	336.4	388.6	435.4	488.7	524.3
Total liabilities of continuing operations	221.6	255.8	274.5	232.5	251.3	231.5	308.5	281.0
Liabilities held for distribution	23.6	-	-	-	-	-	-	-
Expenses - continuing operations	(9.0)	(12.0)	(9.7)	(10.4)	(13.5)	(90.3)	(16.0)	(7.7)
Income/(loss) from continuing operations	6.8	14.9	(3.1)	30.6	(29.8)	(16.6)	(46.1)	8.0
(Loss)/income from discontinued operations	(0.2)	10.9	(3.3)	(20.5)	(11.2)	-	-	-
Net income/(loss)	6.6	25.8	(6.4)	10.1	(41.0)	(16.6)	(46.1)	8.0

Notes:

1.
Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.
Working capital is the difference between current assets and current liabilities (refer to section “Use of Non-GAAP Financial Measures and Ratios”).
3.
The North American business unit results have been presented in prior periods as a discontinued operation.

Upon approval of the Separation by the Company’s shareholders in July 2023, the Company assessed the transaction based on guidance in IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the assets and liabilities of Lithium Americas (NewCo) have been reclassified as a disposal group and presented as assets and liabilities held for distribution in the consolidated statement of financial position of Q3 2023 financial statements and the operations have been classified as discontinued operations for the three and nine months ended September 30, 2023, and the associated comparative prior periods in the consolidated statement of comprehensive income of Q3 2023 financial statements.

Changes in the Company’s total assets, working capital, liabilities and net income (loss) were driven mainly by the classification of the North American business unit as held for distribution, increases in loans and contributions to Caucharí-Olaroz, expenses in the period, changes in the fair value of financial instruments and the Company’s share of results of Caucharí-Olaroz.

In Q3 2023, total assets, total liabilities, and working capital decreased primarily due to the classification of the North American business unit as held for distribution. Assets and liabilities held for distribution as of September 30, 2023, are $436.5 million and $23.6 million respectively.

In Q2 2023, total assets increased primarily due to the acquisition of Arena Minerals and property, plant and equipment increased due to the capitalization of Thacker Pass construction costs. Total liabilities decreased primarily due to a decrease in fair value of the convertible senior notes derivative liability by $14.8 million and GM warrant agreement and a subscription agreement (“GM Tranche 2 Agreements”) derivative liability by $19.0 million, partially offset by accrued interest on the convertible senior notes of $5.6 million.

7

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

In Q1 2023, total assets and working capital increased primarily due to cash proceeds from a first tranche investment by GM (“GM Tranche 1 Investment”) of $320 million and property, plant and equipment increased due to commencement of construction of the Thacker Pass project and, as a result, capitalization of the related project construction costs. Total liabilities increased primarily due to GM Tranche 2 Agreements derivative liability of $24.1 million, an increase in accrued liabilities for $16.8 million in financial advisory fees to be paid in connection with the closing of GM Tranche 1 Investment and accrued interest on the convertible senior notes of $5.4 million.

In Q4 2022, total assets and working capital decreased primarily due to a decrease in cash and cash equivalents which were used to fund the Company’s operations. Total liabilities decreased primarily due to a decrease in fair value of the convertible senior notes derivative liability by $34.9 million, partially offset by accrued interest on the convertible senior notes of $5.4 million.

In Q3 2022, total assets decreased primarily due to the expenses in the period, the Company’s share of loss of Caucharí-Olaroz of $8.3 million and a loss on the fair value of warrants of Arena Minerals of $1.4 million. Total liabilities increased primarily due to a $18.4 million increase in fair value of the convertible senior notes derivative liability since Q2 2022, partially offset by an interest payment of $2.8 million on the convertible senior notes in July 2022.

In Q2 2022, total assets decreased primarily due to the Company’s share of loss of Caucharí-Olaroz of $71.5 million, a loss on fair value of Arena Minerals warrants of $3.8 million and a loss on the fair value of common shares of Green Technology Metals of $4.2 million. Total liabilities decreased primarily due to a decrease in fair value of the convertible senior notes derivative liability by $81.6 million, offset by accrued interest on the convertible senior notes of $2.5 million.

In Q1 2022, total assets and total liabilities increased primarily due to the acquisition of Millennial, a $50.3 million increase in fair value of the convertible senior notes derivative liability, offset by a repayment of $24.7 million on limited recourse loan facility balance and accumulated interest.

In Q4 2021, total assets, working capital and total liabilities increased primarily due to the $250 million in net proceeds raised from the convertible senior notes offering, and the $59 million drawdown on the senior credit facility, which were partially offset by full repayment and termination of the $205 million senior credit facility.

Results of Operations – Net Income Analysis

Nine Months Ended September 30, 2023 versus Nine Months Ended September 30, 2022

The following table summarizes the items that resulted in an increase in net income for the nine months ended September 30, 2023 versus the nine months ended September 30, 2022, as well as certain offsetting items:

8

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Financial results	Nine Months Ended September 30,		Change
(in US$ million)	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(10.0)	(2.8)	(7.2)
General and administrative	(12.0)	(8.0)	(4.0)
Equity compensation	(2.7)	(1.1)	(1.6)
Share of loss of Cauchari-Olaroz Project	(5.0)	(81.0)	76.0
Share of loss of Arena Minerals	(0.7)	(0.7)	0.0
Share of loss of Sal de la Puna Project	(0.4)	-	(0.4)
	(30.8)	(93.6)	62.8
OTHER ITEMS
Transaction costs	(4.9)	-	(4.9)
Gain on financial instruments measured at fair value	22.6	8.7	13.9
Gain on modification of the loans to Exar Capital	-	20.3	(20.3)
Finance costs	(16.7)	(15.5)	(1.2)
Foreign exchange gain	6.9	1.8	5.1
Finance and other income	41.5	16.4	25.1
	49.4	31.7	17.7

INCOME/(LOSS) FROM CONTINUING OPERATIONS	18.6	(61.9)	80.5

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	7.4	(41.8)	49.2

NET INCOME/(LOSS)	26.0	(103.7)	129.7

Higher net income during the nine months ended September 30, 2023, is primarily attributable to:

•
lower share of loss of Cauchari-Olaroz project of $5.0 million during the nine months ended September 30, 2023, versus $81.0 million in the comparative period. Since the Company’s share of Minera Exar loss for the nine months ended September 30, 2023, exceeded the carrying value of the investment in Minera Exar, the Company recognized its share of loss equal to the carrying value of the investment in Minera Exar (see Note 8 of the Company’s Q3 2023 financial statements);
•
higher gain on change in fair value of the convertible note derivative liability of $22.4 million (see Note 12 of the Company’s Q3 2023 financial statements);
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions; and
•
income from discontinued operations of $7.4 million during the nine months ended September 30, 2023, versus $41.8 million of loss in the comparative period mainly due to a decrease in exploration expenditures related to commencement of construction of Thacker Pass and capitalization of majority of the project costs starting February 1, 2023 and gain on change in fair value of financial instruments particularly the GM Tranche 2 Agreements derivative liability. Higher income from discontinued operations was partially offset by an increase in general and administrative expenses and allocated transaction costs mainly associated with the Separation and the GM transaction.

9

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Higher net income was partially offset by:

•
an increase in Pastos Grandes exploration and evaluation expenditures related to engineering and permitting efforts;
•
an increase in general and administrative expenses due to an increase in salaries, insurance, legal and consulting fees;
•
gain in comparative period on modification of the loans to Exar Capital as a result of introducing interest on the loans to Exar Capital; and
•
an increase in transaction costs mainly associated with the Separation and Arena Minerals acquisition.

Expenses

Exploration and evaluation expenditures during the nine months ended September 30, 2023, of $10.0 million (2022 – $2.8 million) include expenditures incurred for Pastos Grandes and Salar de Antofalla Project (“Antofalla Project”) which is 100% owned by Arena Minerals through its wholly owned subsidiary Antofalla Minerals S.A. (“AMSA”). The increase in the Company’s exploration expenditures is mostly due to higher consulting, salaries, field supplies, permitting and environmental costs incurred during the period on the projects.

Equity compensation for the nine months ended September 30, 2023 of $2.7 million (2022 – $1.1 million) is a non-cash expense and consists of fair market value of restricted share rights (“RSUs”) and preferred share units (“PSUs”) vested during the period. Higher equity compensation during the period was mainly due to an increase in the number of employees to support growth of the Company’s operations.

Included in general and administrative expenses during the nine months ended September 30, 2023 of $12.0 million (2022 – $8.0 million) are:

•
Office and administrative expenses of $3.0 million (2022 – $1.7 million), which increased as a result of higher insurance costs and other items.
•
Professional fees of $1.5 million (2022 – $2.4 million) consisting mainly of legal fees and consulting fees.
•
Salaries and benefits of $5.6 million (2022 – $2.9 million) increased mainly due to an increase in the number of employees to support growth of the Company’s operations, increases in remuneration of employees and directors due to an increase in operations.

Other Items

Gain on change in fair value of convertible notes derivative of $22.4 million during the nine months ended September 30, 2023 was driven by changes in the underlying valuation assumptions, including decrease as at September 30, 2023 compared to December 31, 2022, in the volatility assumption from 64.75% to 55.45%, in LAC’s market share price from $18.95 to $17.01 and an increase in the risk-free interest rate from 4.13% to 4.87%. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation.

Finance and other income during the nine months ended September 30, 2023 was $41.5 million (2022 – $16.4 million) and includes mainly interest income on the Company’s loans to Exar Capital, cash and cash equivalents, and short-term bank deposits.

10

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Three Months Ended September 30, 2023 versus Three Months Ended September 30, 2022

The following table summarizes the items that resulted in an increase in net income for the three months ended September 30, 2023 (“Q3 2023”) versus the three months ended September 30, 2022 (“Q3 2022”), as well as certain offsetting items:

Financial results	Three Months Ended September 30,		Change
(in US$ million)	2023	2022
	$	$	$
EXPENSES
Exploration and evaluation expenditures	(1.8)	(1.1)	(0.7)
General and administrative	(4.5)	(3.2)	(1.3)
Equity compensation	(0.8)	(0.6)	(0.2)
Share of loss of Cauchari-Olaroz Project	(1.7)	(8.3)	6.6
Share of loss of Arena Minerals	-	(0.3)	0.3
Share of loss of Sal de la Puna Project	(0.2)	-	(0.2)
	(9.0)	(13.5)	4.5
OTHER ITEMS
Transaction costs	(1.2)	-	(1.2)
Gain/(loss) on financial instruments measured at fair value	6.6	(19.8)	26.4
Finance costs	(5.8)	(5.2)	(0.6)
Foreign exchange gain	1.3	0.9	0.4
Finance and other income	14.9	7.8	7.1
	15.8	(16.3)	32.1

INCOME/(LOSS) FROM CONTINUING OPERATIONS	6.8	(29.8)	36.6

LOSS FROM DISCONTINUED OPERATIONS	(0.2)	(11.2)	11.0

NET INCOME/(LOSS)	6.6	(41.0)	47.6

Higher net income in Q3 2023 is primarily attributable to:

•
lower share of loss of Cauchari-Olaroz project of $1.7 million in Q3 2023 versus $8.3 million in the comparative period. Since the Company’s share of Minera Exar loss for Q3 2023 exceeded the carrying value of the investment in Minera Exar, the Company recognized its share of loss equal to the carrying value of the investment in Minera Exar (see Note 8 of the Company’s Q3 2023 financial statements);
•
gain on change in fair value of the convertible note derivative liability of $6.6 million (see Note 12 of the Company’s Q3 2023 financial statements) versus a loss in the comparative period; and
•
higher finance income from interest on the loans to Exar Capital and interest earned on cash investments with financial institutions.

Higher net income was partially offset by:

•
an increase in Pastos Grandes exploration and evaluation expenditures related to engineering and permitting efforts;
•
an increase in general and administrative expenses due to an increase in salaries, insurance, legal and consulting fees; and
•
an increase in transaction costs mainly associated with the Separation.

11

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Expenses

Exploration and evaluation expenditures during Q3 2023 of $1.8 million (2022 – $1.1 million) include expenditures related to permitting, engineering costs for Pastos Grandes and Antofalla Project.

Equity compensation for Q3 2023 of $0.8 million (2022 – $0.6 million) is a non-cash expense and consists of the fair market value of RSUs, and PSUs vested during the period.

General and administrative expenses during Q3 2023 were $4.5 million (2022 – $3.2 million). Increase in expenses is due to an increase in the number of employees to support growth of the Company’s operations.

Other Items

Gain on change in fair value of convertible notes derivative of $6.6 million was driven by a decrease as at September 30, 2023, compared to June 30, 2023 in LAC’s market share price from $20.21 to $17.01, partially offset by an increase in volatility assumption from 51.65% to 55.45%, and an increase in risk-free interest rate from 4.53% to 4.87%.

Finance and other income during Q3 2023 were $14.9 million (2022 – $7.8 million) and includes interest income on the Company’s loans to Exar Capital, cash and cash equivalents and short-term bank deposits.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Nine Months Ended September 30,
(in US$ million)	2023	2022
	$	$
Net cash used in operating activities	(44.0)	(50.9)
Net cash used in investing activities	(37.2)	(252.7)
Net cash provided/(used) in financing activities	302.7	(23.2)
Effect of foreign exchange on cash	6.9	1.8
Cash held for distribution	(275.5)	-
Change in cash and cash equivalents	(47.1)	(325.0)
Cash and cash equivalents - beginning of the period	194.5	510.6
Cash and cash equivalents - end of the period	147.4	185.6

As at September 30, 2023, the Company had cash and cash equivalents of $147.4 million along with cash held for distribution of $275.5 million, and working capital of $148.0 million (excluding assets and liabilities held for distribution), compared to cash and cash equivalents of $185.6 million, short-term bank deposits of $206.7 million and working capital of $388.6 million as at September 30, 2022.

In Q1 2022, the limited recourse loan facility balance of $25 million along with accumulated interest was repaid and cannot be reborrowed as per the terms of the facility. The remaining undrawn amount under the facility as of September 30, 2023, is $75 million.

12

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for the Caucharí-Olaroz project is expected to be fully funded with its cash balance. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz. During the nine months ended September 30, 2023, Minera Exar obtained debt financing in the form of loans totaling $214.0 million from third parties to fund construction. The accumulated amount of such loans obtained from third parties as of September 30, 2023, is $294.0 million and they include loans totaling $50.0 million, $131.2 million, and $8.5 million that are secured with a bank letter of credit arranged by Ganfeng, Exar Capital and Minera Exar respectively. The Company has in turn provided a guarantee to Ganfeng in the amount of $19.6 million for the loans. The remaining third-party loans are unsecured.

The Company expects the existing cash balance and other sources of financing to provide sufficient financial resources to fund the expenditures at Pastos Grandes, Sal de la Puna and its share of Cauchari-Olaroz expenditures, general and administrative and other expenditures for at least the next eighteen to twenty-four months.

The timing and the amount of expenditures for Pastos Grandes are within the control of the Company due to its ownership interests in the projects. Pursuant to the agreements governing Caucharí-Olaroz and Sal de la Puna, decisions regarding capital budgets for these projects require agreement between Lithium Argentina and the projects co-owner, Ganfeng.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are driven by the status of its projects, and its ability to compete for investor support of its projects.

Over the long-term, the Company expects to meet its obligations and fund the development of its projects through its financing plans described above; however, due to the conditions associated with such financing, there can be no assurance that the Company will successfully complete all of its contemplated financing plans. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities by continuing operations during the nine months ended September 30, 2023 was $20.3 million (2022 – $12.2 million) and cash used in operating activities by discontinued operations during the nine months ended September 30, 2023 was $23.6 million (2022 – $38.7 million). The significant components of operating activities are discussed in the Results of Operations section above.

13

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Investing Activities

Net cash used by investing activities during the nine months ended September 30, 2023 was $37.2 million (2022 –$252.7 million) which includes $116.8 million (2022 – $20.0 million) cash used by investing activities of discontinued operations and $79.6 million (2022 – $232.7 million) cash provided by investing activities of continuing operations.

During the nine months ended September 30, 2023, the Company received $155.0 million of cash upon maturity of short-term bank deposits, which was partially offset by $64.7 million of loans advanced to Exar Capital, $3.6 million and $2.7 million of cash spent on PP&E additions and exploration and evaluation assets respectively. In relation to the acquisition of Arena Minerals, the Company received $4.5 million of cash, paid $4.2 million of transaction costs, and $3.2 million of acquisition date payables.

During the nine months ended September 30, 2023, discontinued operations spent $116.8 million on investing activities which include Thacker Pass construction.

Financing Activities

Senior Convertible Notes and Loan Facility

On December 6, 2021, the Company closed an offering (the “Offering”) of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes” or “Notes”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.75 million aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258.75 million. See Note 10 of the 2022 annual financial statements for details regarding the terms of the Notes.

The Company used a portion of the net proceeds from the Offering to repay in full and terminate its $205 million senior secured credit facility and to repay in Q1 2022 the $25 million outstanding amount under its limited recourse loan facility balance. The remaining undrawn availability under the limited recourse loan facility as of September 30, 2023 is $75 million.

Pursuant to the indenture governing the terms of the Convertible Notes (the “Indenture”), the holders of Convertible Notes, at their election, were permitted to surrender Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Separation and (ii) into Lithium Argentina common shares during the period from and after the closing of the Separation until approximately the 35th trading day after the closing of the Separation. The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of Convertible Notes (approximately $47.10 per common share). Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023 to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of Lithium Argentina common shares and Lithium Americas (NewCo) common shares over the preceding 10-trading day period.

14

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	160.5 million
Restricted Share Units (RSUs)	1.5 million
Deferred Share Units (DSUs)	0.1 million
Stock Options	-
Performance Share Units (PSUs)	0.9 million
Common shares, fully diluted	163.0 million

Prior to the Separation, each of the classes of convertible securities is convertible to common shares on a one-for-one basis, except for PSUs. The number of common shares issuable upon vesting of PSUs depended on the performance of the Company’s shares over a predetermined performance period as compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted. See the Company’s latest information circular on SEDAR+ for further details regarding the method for calculating PSU performance vesting.

In connection with the Separation, holders of all deferred share units (“DSUs”), RSUs and PSUs of LAC (collectively, the "Old LAC Units") received, in lieu of such outstanding Old LAC Units, equivalent incentive securities of the Company (collectively, the "Company Units") and of Lithium Americas (NewCo) (collectively, the "New LAC Units" and together with the Company Units, the "Arrangement Incentive Securities"). The Arrangement Incentive Securities have the same terms as the Old LAC Units, subject to the economic adjustments and other necessary modifications as governed by the Plan of Arrangement. Holders of the Old LAC Units disposed of (i) the butterfly percentage, a percentage commensurate with the proportion of the assets disposed in the Arrangement of over Old LAC's total assets, of each Old LAC Unit to Lithium Americas (NewCo) for one equivalent New LAC Unit, and (ii) the remaining portion of each Old LAC Unit to the Company for 0.87 of a new Lithium Argentina unit (which was subject to adjustment pursuant to the application of subsection 7(1.4) of the Income Tax Act (Canada)). The Old LAC Units exchanged were cancelled. An incentive security (other than PSUs) of one entity, being either the Company or Lithium Americas (NewCo), held by persons who are not employed as a director, officer, or employee or engaged as a service provider of the said entity but are employed or engaged with the other entity, immediately vested and the holder of the said incentive security became entitled to receive the underlying share after completion of the Separation. The replacement PSUs of each of the Company and Lithium Americas (NewCo) will continue, but will be subject to the same time based vesting period as the old LAC PSUs they replace and upon vesting thereof will be settled by the issuance of one underlying share irrespective of the applicable performance multiplier to which the original Old LAC PSU was subject, except with respect to Old LAC PSUs that were fully vested prior to the Separation, in which case the replacement PSUs will be settled for the number of underlying shares determined based on the performance multipliers of the Old LAC PSUs they replaced.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its President, who is also a director on the Company’s Board of Directors:

•
Option Agreement with Grupo Minero Los Boros S.A. on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of Caucharí-Olaroz.
•
Expenditures under the construction services contract for the Caucharí-Olaroz with Magna Construcciones S.R.L. (“Magna”) were $2.6 million during the nine months ended September 30, 2023 (on a 100% basis).

15

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

•
Evaporation ponds servicing contract entered into in Q1 2022 for a five-year term with a consortium owned 49% by Magna and 51% by an independent third-party contractor having a total value over the term of the contract of $68 million.

During the nine months ended September 30, 2023, Minera Exar paid director’s fees to its President, who is also a Director of the Company, of $56 thousand (2022 – $56 thousand) (on a 100% basis).

During the nine months ended September 30, 2023, Minera Exar obtained debt financing in the form of loans totaling $214 million from third parties to fund construction. The accumulated amount of such loans obtained from third parties as of September 30, 2023, is $294.0 million and they include loans totaling $50.0 million, $131.2 million, and $8.5 million that are secured with a bank letter of credit arranged by Ganfeng, Exar Capital and Minera Exar respectively. The Company has in turn provided a guarantee to Ganfeng in the amount of $19.6 million for the loans. The remaining third-party loans are unsecured.

In March 2023, an agreement was entered into with the Company’s VP, Corporate Development to provide corporate development services effective August 1, 2023, and has an aggregate value over three years of $3.2 million.

On the retirement of the Company’s former Chief Financial Officer, an agreement was entered into on April 20, 2023, providing for a payment of $315 thousand for delaying his retirement, a payment under the terms of his contract of approximately $24 thousand and a grant of restricted share units with a value of approximately $664 thousand to be made by the Company. The parties further agreed to enter into a Consulting Agreement, which was entered into effective April 24, 2023, for the provision of advisory services for a one-year term, unless extended by mutual agreement of the parties. The aggregate value of the consulting agreement over its term is $180 thousand.

Compensation of Key Management

The Company’s key management includes the executive management team who supervise day-to-day operations and independent directors on the Company’s Board of Directors who oversee management. Their compensation is as follows:

	Nine Months Ended September 30,
(in US$ million)	2023	2022
	$	$
Equity compensation	3.6	1.4
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	2.8	2.1
Salaries, bonuses and benefits included in exploration expenditures	0.2	0.3
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	0.5	0.4
Salaries and benefits capitalized to Thacker Pass project	0.2	-
	7.3	4.2

Amounts due to directors and the executive management team as at September 30, 2023, include $0.2 million due to the independent directors of the Company for Q3 2023 directors’ fees.

(in US$ million)	September 30, 2023	December 31, 2022
	$	$
Total due to directors and executive team	0.2	3.3

16

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Offtake Arrangements

Each of the Company and Ganfeng are entitled to a share of offtake from production at the Caucharí-Olaroz Project. The Company will be entitled to 49% of the offtake, which would amount to approximately 19,600 tpa of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and Bangchak to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity). The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.

CONTRACTUAL OBLIGATIONS

As at September 30, 2023, the Company had the following contractual obligations (including liabilities held for distribution) on an undiscounted basis:

		Years ending December 31,
(in US$ million)	2023	2024	2025	2026 and later	Total
	$	$	$	$	$
Convertible senior notes	-	4.5	4.5	265.6	274.6
Accounts payable and accrued liabilities	25.6	-	-	-	25.6
Obligations under office leases¹	0.4	1.4	0.8	0.7	3.3
Other obligations¹	-	8.3	-	-	8.3
Total	26.0	14.2	5.3	266.3	311.8

¹Include principal and interest/finance charges.

The Company’s and the Company’s equity investees’ commitments related to royalties, and other payments are disclosed in Note 10 of Q3 2023 financial statements filed on SEDAR+, most of which will be incurred in the future if the Company continues to hold the subject property, continues construction or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the common shares acquired as part of investment in Green Technology Metals, preferred shares acquired as part of investment in Ascend Elements, the GM Tranche 2 Agreements derivative, which are reclassified and presented as assets and liabilities held for distribution, and the convertible note derivative are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

17

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentine government securities, financial instruments guaranteed by Argentine banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 20 of Q3 2023 financial statements filed on SEDAR+.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its guarantee with respect to the loans provided to Minera Exar are disclosed in Note 8 of Q3 2023 financial statements filed on SEDAR+.

Estimation Uncertainty and Accounting policy judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2022, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the nine months ended September 30, 2023, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2022, other than as described below.

Accounting for Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements: joint operations and joint ventures.

A joint operation is a joint arrangement whereby the parties having joint control of the arrangement have rights to the assets and are the only source of funding for the liabilities relating to the arrangement. The Company recognizes its share of any assets, liabilities, revenues and expenses of a joint operation. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Investments in joint ventures are accounted for using the equity method.

The Company’s 65% ownership interest in Sal de la Puna is considered to be a joint venture and accounted for using the equity method of accounting.

Accounting for the Agreements with General Motors

The Company’s accounting for the agreements with GM, which is a part of the assets and liabilities held for distribution, involved judgment, specifically in the Company’s assumption at the inception that shareholders would approve an increase to GM’s shareholdings in excess of 20% and the price at which common shares will be issued pursuant to the subscription agreement for the second tranche of GM’s agreement; that in the Company’s determination the Offtake Agreement represents an agreement with market selling prices; and that the Offtake is separate from the equity financing provided by GM.

18

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

The fair value of the warrant and subscription agreements with GM involved estimation, which was determined using the Monte Carlo simulation that required significant assumptions, including expected volatility of the Company’s share price.

Commencement of Development of Thacker Pass

The assets and liabilities related to Thacker Pass are a part of the assets and liabilities held for distribution. The Company determined that the technical feasibility and commercial viability of Thacker Pass had been demonstrated following the release of the Thacker Pass Feasibility Study on January 31, 2023, the receipt of the favorable ruling from the Federal Court for the issuance of the ROD, and the receipt of notice to proceed from BLM on February 7, 2023. The Company entered into an EPCM agreement and other construction-related contracts. Construction of Thacker Pass, including site preparation, geotechnical drilling, water pipeline development and associated infrastructure has commenced. Accordingly, the Company transferred the capitalized costs of Thacker Pass from exploration and evaluation assets to property, plant and equipment and began to capitalize development costs starting February 1, 2023.

Concurrent with the transfer of the Thacker Pass assets from exploration and evaluation to property, plant and equipment, management completed an impairment test of Thacker Pass which compared the carrying value to the recoverable amount. The recoverable amount is the greater of the value in use and the fair value less disposal costs. The fair value less disposal costs was calculated using a discounted cash flow model with feasibility study economics. The significant assumptions that impacted the fair value included future lithium prices, capital cost estimates, operating cost estimates, estimated mineral reserves and resources, and the discount rate. Based on the result of the impairment test, management concluded that there was no impairment.

NEW IFRS PRONOUNCEMENTS

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. These amendments are not expected to have a material effect on the financial statements of the Company.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments were effective January 1, 2023. Prospective application is required on adoption. These amendments did not impact the Q3 2023 financial statements.

19

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Amendments to IAS 12 - International Tax Reform Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, International Tax Reform - Pillar Two Model Rules to clarify the application of IAS 12 Income Taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules and disclosure requirements for the entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception, the use of which is required to be disclosed, applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023. These amendments did not impact the Interim Financials.

RISKS AND UNCERTAINTIES

For risks and uncertainties faced by the Company, please refer to the following disclosure documents filed on the Company’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov: annual MD&A for the year ended December 31, 2022 in the section titled “Risks and Uncertainties;” and, the Annual Information Form for the year ended December 31, 2022 in the section titled “Risk Factors.”

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina”. The technical report has an effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101 for the sections of the report that they are responsible for preparing and are independent of the Company. The scientific and technical information in this MD&A with respect to Caucharí-Olaroz has been reviewed and approved by Mr. Ernest Burga.

Detailed scientific and technical information on the Pastos Grandes project can be found in the NI 43-101 technical report dated June 16, 2023, titled “Lithium Resources Update, Pastos Grandes Project, Salta Province, Argentina”. The technical report has an effective date of April 30, 2023 and was prepared by Frederik Reidel, CPG, a “Qualified Person” for the purposes of NI 43-101 and is independent of the Company. The scientific and technical information in this MD&A with respect to Pastos Grandes has been reviewed and approved by Mr. Reidel.

Copies of the technical reports are available on the Company’s website at www.lithium-argentina.com and on the Company’s SEDAR+ profile at www.sedarplus.ca.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

20

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

Further information about the Pastos Grandes project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, factors that may affect those estimates, is available in the above-mentioned Pastos Grandes technical report.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this MD&A have been prepared in accordance with NI 43-101 and the CIM Definition Standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on May 10, 2014. These standards are similar to, but differ in some ways from, the requirements of the SEC that are applicable to domestic United States reporting companies and foreign private issuers not eligible for the multijurisdictional disclosure system adopted by the United States and Canada. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards under Subpart 1300 of Regulation S-K. Accordingly, information included in this MD&A that describes the Company's mineral reserves and mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The Company’s Q3 2023 financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This MD&A refers to non-GAAP financial measures “working capital”, which is not a measure recognized under IFRS and does not have standardized meanings prescribed by IFRS or by Generally Accepted Accounting Principles (“GAAP”) in the United States.

This non-GAAP financial measure may not be comparable to similar measures used by other issuers.

“Working capital” is the difference between current assets and current liabilities. It is a financial measure that has been derived from the Company’s financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes it assists readers in understanding the results of the Company’s operations and financial position and provides further information about the Company’s financial results to investors.

These measures should not be considered in isolation or used in substitution for other measures of performance prepared in accordance with IFRS.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

21

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls over financial reporting during the nine months ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: goals of the Company; development of the Caucharí-Olaroz project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof and expansion plans; plans at the Caucharí-Olaroz project to prioritize commissioning and the expected timing thereof; timing of completion of KCI plant; expected remaining funding commitments at the Caucharí-Olaroz project; expected timing of full capacity production at the Caucharí-Olaroz project and plans for additional production capacity; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources that are not included in Mineral Reserves will ever be developed into Mineral Reserves, and information and underlying assumptions related thereto; the timing and amount of future production; expectations with respect to costs of production; liquidity outlook; use of proceeds from financing activities; currency exchange and interest rates; the Company’s ability to raise capital and the sufficiency of currently available funding; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Caucharí-Olaroz project under its co-ownership structure; ability to produce battery grade lithium products; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Caucharí-Olaroz project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project; expecting timing to complete project review, feasibility studies, development planning, evaluating opportunities for synergy, and reach a construction decision for the Pastos Grandes and Sal de la Puna projects; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, matters relating to the agreement reached by the Argentine government with the International Monetary Fund in respect of Argentina’s

22

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and the successful integration and expected benefits of the acquisition of Arena Minerals, including opportunities for regional growth and development of the Pastos Grandes basin expected from the acquisition.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things:

•
current technological trends;
•
a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz Project;
•
ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the impacts of the project when production commences;
•
ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects;
•
the Company’s ability to operate in a safe and effective manner;
•
uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina;
•
demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•
the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•
general economic conditions;
•
the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•
stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
•
the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•
gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•
estimates of and unpredictable changes to the market prices for lithium products;
•
development and construction costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the project;
•
estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves;
•
reliability of technical data;
•
anticipated timing and results of exploration, development and construction activities, including the impact of any pandemic, war or other global events on such timing;

23

LITHIUM AMERICAS (ARGENTINA) CORP. (FORMERLY, LITHIUM AMERICAS CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in US dollars, unless stated otherwise)

•
the Company’s ability to obtain additional financing on satisfactory terms or at all;
•
the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•
the impact of inflation and other economic conditions on the Company’s business and global mark; and
•
accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s latest AIF available on SEDAR+.

All forward-looking information contained in this MD&A is expressly qualified by the risk factors set out in the Company’s latest AIF, management information circular and this MD&A. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including our latest AIF and management information circular, which are available on SEDAR+.

24